UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CRYOCOR, INC.
(Name of subject company (Issuer))

BOSTON SCIENTIFIC CORPORATION
BOSTON SCIENTIFIC SCIMED, INC.
PADRES ACQUISITION CORP .
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value	229016100
(Title of class of securities)	(CUSIP number of class of securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	Amount Previously Paid:	None	Filing Party:	N/A

	Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third party tender offer subject to Rule 14d-1

	☐	issuer tender offer subject to Rule 13e-4

	☐	going private transaction subject to Rule 13e-3

	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Statement”) relates to a planned tender offer by Padres Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Boston Scientific Scimed, Inc., a Minnesota corporation (“BSS”) and wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation (“Boston Scientific”), for all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CryoCor, Inc., a Delaware corporation (“CryoCor”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of April 15, 2008, by and among Offeror, BSS and CryoCor (the “Merger Agreement”).  A press release announcing the execution of the Merger Agreement was issued by Boston Scientific on April 16, 2008 and is filed as Exhibit 99.1 hereto.

Additional Information and Where To Find It

This Statement is neither an offer to purchase nor a solicitation of an offer to sell shares of CryoCor. The tender offer for the shares of CryoCor has not commenced. Stockholders of CryoCor are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Boston Scientific, BSS and Offeror will file tender offer materials with the U.S. Securities and Exchange Commission (the “SEC”), and CryoCor will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of CryoCor at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) Boston Scientific, on behalf of BSS and Offeror, by mailing requests for such materials to: Investor Relations, Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760 and (ii) CryoCor by mailing requests for such materials to: Investor Relations, CryoCor, Inc., 9717 Pacific Heights Blvd, San Diego, California 92121.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, CryoCor and Boston Scientific, of which BSS is a wholly-owned subsidiary, file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by CryoCor or Boston Scientific at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. CryoCor’s and Boston Scientific Corporation’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

ITEM 12.	EXHIBITS

Exhibit No.	Description

99.1	Press Release issued by Boston Scientific dated April 16, 2008.